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EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (In thousands, except ratio)                                                 Year Ended
                                               ----------------------------------------------------------------------
                                                  2004           2003           2002           2001          2000
                                               -----------   -----------   -------------   ------------   ------------
Income (loss) before income taxes, equity in
   earnings of non-consolidated affiliates,
   extraordinary item and cumulative effect
   of a change in accounting principle         $1,339,001    $1,903,338    $  1,191,261    $(1,259,390)   $   688,384
Dividends and other received from
   nonconsolidated affiliates                      13,491         2,096           6,295          7,426          4,934
                                               ----------    ----------    ------------    -----------    -----------
Total                                           1,352,492     1,905,434       1,197,556     (1,251,964)       693,318
Fixed Charges
   Interest expense                               367,753       388,000         432,786        560,077        413,425
   Amortization of loan fees                            *             *          12,077         14,648         12,401
   Interest portion of rentals                    385,438       338,965         293,831        270,653        150,317
                                               ----------    ----------    ------------    -----------    -----------
Total fixed charges                               753,191       726,965         738,694        845,378        576,143
Preferred stock dividends
   Tax effect of preferred dividends                   --            --              --             --             --
   After tax preferred dividends                       --            --              --             --             --
                                               ----------    ----------    ------------    -----------    -----------
Total fixed charges and preferred dividends       753,191       726,965         738,694        845,378        576,143
Total earnings available for payment of
   fixed charges                               $2,105,683    $2,632,399    $  1,936,250    $  (406,586)   $ 1,269,461
                                               ==========    ==========    ============    ===========    ===========
Ratio of earnings to fixed charges                   2.80          3.62            2.62             **           2.20
                                               ==========    ==========    ============    ===========    ===========
Rental fees and charges                         1,101,251       968,470         839,516        773,293        429,476
Interest rate                                          35%           35%             35%            35%            35%

* Amortization of loan fees is included in Interest expense beginning January 1, 2003.

** For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.